UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

Check One:
[ X ]   Form 10-K   Form 20-F    Form 11-K    Form 10-Q    Form 10-D    Form N-SAR  Form N-CSR

For Period Ended:  May 31, 2008

PART I – REGISTRANT INFORMATION

Serefex Corporation
30700 Solon Industrial Parkway
Solon, OH 44139

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant (Check box if X to Rule 12b-25(b), the following should be completed.  appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date;
(c) Not applicable

PART III – NARRATIVE

            On October 22, 2007, the Registrant consummated a Stock Exchange Agreement with Hickman Holdings, L.P., and the D’Anza Family Trust (“Sellers”), whereby in exchange for 741,344 shares of Common Stock of W.P. Hickman, an Ohio corporation, representing approximately 68% of the outstanding shares of Common Stock of Hickman, the Registrant issued to Sellers an aggregate of 172,482,666 shares of its Common Stock.  Such shares represent approximately 52% of Serefex’s outstanding shares.

            Hickman was a privately held corporation, substantially larger in revenue than the Registrant.  The transaction has been treated as a “reverse merger.”  Consequently, due to the nature of the transaction and a change in the Registrant’s fiscal year end, the Registrant has not been able to complete the required audited financial statements for the year ended May 31, 2008, in a timely manner.

PART IV – OTHER INFORMATION

            (1)        Name and telephone number of person to contact in regard to this notification:
                        Brian Dunn, President
                        Tel. No.  (440) 248-0766, ext. 3040

            (2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify reports(s).   [X ] Yes     [   ] No

            (3)        Is it anticipated that any significant change in results of operations form the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   [X ] Yes   [   ]  No

We refer to our response in Part III as an explanation of the anticipated change.

_______________________________

Serefex Corporation has caused this notification to be signed on its behalf by the undersigned herewith duly authorized.

DATED:   August 29, 2008                              Serefex Corporation

                                                                        By:_/s/ Brian Dunn___________________
                                                                        Brian Dunn
                                                                        President and Chief Executive Officer